Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

January 28, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Russell Mancuso, Branch Chief

Re:	Hologic, Inc.
Definitive Proxy Statement on Schedule 14A
Filed January 19, 2010
File No. 000-18281

Ladies and Gentlemen:

This letter is in response to the letter sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Hologic, Inc. (the “Company”) dated January 14, 2011, which is a follow up letter to our letter to the Staff dated January 12, 2011 (together with our letter to the Staff dated December 20, 2010, the “Prior Responses”) regarding the Staff’s original letter dated December 9, 2010 in connection with the above referenced filing. The numbering below corresponds to the numbering in the Staff’s letter, and the Company’s response is preceded by the text of the comment from the Staff’s letter.

1.	Staff Comment. Please expand your analysis supporting your determination not to provide corrective disclosure to explain how you believe your current disclosure permits investors to determine the nature of the errors and to analyze trends among compensation components and totals accurately. For example, we note the following:

•

The errors in your summary compensation table in your definitive proxy statement filed on January 19, 2010 span various named executive officers, columns, and fiscal years according to your December 20, 2010 response letter: fiscal 2007 salary for Glenn P. Muir, 2007 compensation expense for stock awards for Jay A. Stein, 2007 total compensation for Mr. Muir, and 2009 total compensation for Howard B. Doran, Jr.

•

The errors in your summary compensation table in your definitive proxy statement filed on January 22, 2009 also span various columns, named executive officers, and fiscal years: fiscal 2007 salary for Glenn P. Muir, 2007 compensation expense for stock awards for Jay A. Stein, 2007 total compensation for Mr. Muir, and at least one element of 2008 compensation for Patrick J. Sullivan, your former Executive Chairman.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 28, 2011

•

There were errors in your summary compensation table in your definitive proxy statement filed on January 25, 2008 related to 2007 base salary and 2007 total compensation for one of your named executive officers per your response to prior comment 2.

•	The error in reported compensation expense for stock awards for Mr. Stein for fiscal year 2007 was $275,001, as compared to Mr. Stein’s actual total compensation of $684,625.

•

It appears that you might not have disclosed a correct summary compensation at least since the adoption of the rules on Executive Compensation and Related Person Disclosure in 2006. Refer to Securities Act Release No. 8732A.

Company Response.

References in this response to the Company’s “2008 Proxy Statement,” “2009 Proxy Statement,” “2010 Proxy Statement” and “2011 Proxy Statement” refer to the Company’s Proxy Statements filed with the Commission in January 2008, 2009, 2010 and 2011, respectively.

The Company strives to ensure that accurate information is provided in all of its filings with the Commission. However errors are unfortunately made, and when the Company discovers such errors and determines that they are material, it is the Company’s policy is to make the appropriate corrective filings. In making its assessment as to whether an error in its proxy statement is material, the Company applies the materiality standard enunciated by the Supreme Court in TSC Industries, Inc. v. Northway, Inc. 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988). In TSC Industries, Inc. the Court concluded in the proxy-solicitation context that a “fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.” TSC Industries, Inc., at 449. The Court further explained that to fulfill the materiality requirement “there must be a substantial likelihood that the disclosure of the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Id., at 449. See also Basic Inc. at 231-232.

The Company understands that, as set forth in Securities Act Release No. 8732A (the “Release”), a purpose of the compensation tables, including the Summary Compensation Table required to be included in a company’s proxy statements for its annual meetings, is to “help investors understand how compensation components relate to each other… [and allow] investors to use the tables to compare compensation from year to year and from company to company.” Release, at 47 (page references to the Release refer to page numbers of the Release available on the Commission’s website). The Release further provides that a purpose of the Summary

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 28, 2011

Compensation Table “including a total of all of the various elements presented, …[is to provide] meaningful disclosure to investors and [allow] for comparability between companies and within a company.” Release, at 52.

As previously noted in the Prior Responses, over the last three years (2008, 2009 and 2010) there were four errors that were made in one or more of the Company’s Summary Compensation Tables for those years:

•

Errors in the reporting of Mr. Muir’s salary and total compensation for fiscal 2007. These errors were in the amounts of $140 to $400. Mr. Muir’s 2007 salary was reported as $311,930 in the 2008 Proxy Statement and $311,390 in the 2009 and 2010 Proxy Statements, rather than the correct amount of $311,530. Mr. Muir’s 2007 total compensation was reported as $1,426,584 in each of the 2008, 2009 and 2010 Proxy Statements (carrying through the $400 error in Mr. Muir’s 2007 salary initially reported in the 2008 Proxy Statement) rather than the correct amount of $1,426,184. These errors did not exceed 0.1% of Mr. Muir’s salary or total compensation, respectively.

•

An understatement in the 2010 Proxy Statement in the calculation of Mr. Doran’s total compensation for fiscal 2009 in the amount of $1,000. Mr. Doran’s 2009 total compensation was reported as $1,291,615 rather than the actual total compensation of $1,292,615. This error did not exceed 0.1% of Mr. Doran’s total compensation.

•

An understatement in the 2009 Proxy Statement in the calculation of Mr. Sullivan’s total compensation in fiscal 2008 in the amount of $12,208. Mr. Sullivan’s 2008 total compensation was reported as $7,173,956 rather than the actual total compensation of $7,186,164. This error did not exceed 0.2% of Mr. Sullivan’s total compensation.

•

An overstatement of the reported value of Dr. Stein’s fiscal 2007 stock awards by $275,001. This error first appeared in the Company’s 2009 Proxy Statement and resulted from a typographical error in which an extra digit was added to the actual value of $30,555, changing it to $305,556. This error was also repeated in the Company’s 2010 Proxy Statement. This error was not carried over to the calculation of Dr. Stein’s total compensation, any other compensation amounts reported for Dr. Stein, or any of the other equity or other tables in either of the 2009 or 2010 Proxy Statements. The Company’s determination that this error is not material and does not require correction is set forth in further detail below.

While not minimizing the importance of ensuring that all information is reported correctly, as explained below, the Company does not believe that any of the errors referred to above, either individually or collectively, were material to a reasonable investor’s understanding or analysis of the Company’s compensation, including trends among compensation components and totals.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 28, 2011

The errors relating to the reporting of Mr. Muir’s 2007 base salary and total compensation, Mr. Doran’s 2009 total compensation and Mr. Sullivan’s 2008 total compensation were all less than 0.2% of the applicable entry, which is less than one business day’s average compensation for each such entry. Moreover, none of these errors, individually or in the aggregate, had any statistically significant effect on the percentage of any component of any executive’s compensation to his total compensation, the percentage of any component of compensation to any other component of compensation, the percentage change in salary or total compensation from year-to-year, or the percentage of the executive’s salary or total compensation as compared to the Company’s peer group then being used.

Although the error in the 2009 and 2010 Proxy Statements relating to the reported value of Dr. Stein’s 2007 stock awards may have been statistically significant in viewing that component of Dr. Stein’s 2007 compensation in isolation, the Company does not believe that the error was material when viewed in light of the nature of the error (an over-statement rather than an under-statement) and the mix of information otherwise provided by the Company.

As disclosed by the Company in numerous public filings, fiscal 2008 was a transformational year for the Company. In October 2007, the first month of that fiscal year, the Company completed its business combination with Cytyc Corporation. As further emphasized in the Company’s Compensation Discussion and Analysis included in each of its 2008 and 2009 Proxy Statements, following the business combination, the composition of the Company’s Board of Directors was significantly changed, a new Compensation Committee was formed, and this new Committee conducted a complete review of the Company’s compensation policies and practices and significantly increased the compensation of its executive officers, including salaries, bonus targets and equity awards. The overall effect of the change in the Company’s compensation policies and practices following the Cytyc business combination is also clearly apparent from a review of the Summary Compensation Tables included in each of the Company’s 2009 and 2010 Proxy Statements (notwithstanding the error relating to Dr. Stein’s 2007 stock awards). Among other things, the Summary Compensation Table in the 2010 Proxy Statement showed a total increase, by more than $4.3 million, in the value of all stock awards granted to the named executive officers for whom three years of information was provided (other than Dr. Stein) from fiscal 2007 as compared to fiscal 2009. Moreover, Dr. Stein’s total compensation for fiscal 2007 was reported correctly and highlighted a substantial increase in Dr. Stein’s compensation as a result of the business combination. Correcting the error relating to the $275,001 over-statement of the reported value of Dr. Stein stock awards would not have had any appreciable effect on an investor’s analysis of the trends in the Company’s compensation, including the substantial increase in stock compensation.

As noted in the Prior Responses, all other disclosures in those Proxy Statements relating to Dr. Stein’s compensation, including all other components and the totals of Dr. Stein’s fiscal 2007 compensation, totals of his 2008 and 2009 compensation and various tables with respect to Dr. Stein’s equity awards and ownership were reported correctly. Moreover, (except for the statistically insignificant errors discussed above) all other components and totals of the compensation of the other named executive officers were reported correctly in the 2008, 2009 and 2010 Proxy Statements. Other factors considered by the Company in determining that the error

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 28, 2011

relating to the value of Dr. Stein’s reported stock awards was not material include the following: (a) the error resulted in an over-statement, not an under-statement, of one component of Dr. Stein’s compensation, where the general, although not exclusive, concern of public company investors has been the over-compensation (not under-compensation) of executive officers; (b) the error involved Dr. Stein’s compensation in a prior and not a current year, which in the Company’s experience has been the major focus of investor review and concern; and (c) the error did not involve the compensation of the Company’s three most highly compensated executive officers in fiscal 2009 and currently, its Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”), which the Company believes to be the subject of its investors’ primary focus when reviewing and analyzing the Company’s executive compensation.

In summary, the Company believes that the error relating to the reporting of Dr. Stein’s 2007 stock compensation was not material for any one or a combination of the following reasons: (a) the error resulted in an over-statement, not an under-statement; (b) the error related to a prior year following which the Company, through a significant business combination became a transformed company and made major changes to its Board of Directors, compensation committee and executive compensation, (c) the Company emphasized these changes repeatedly in its 2008 and 2009 Proxy statements, which emphasis was hardly diluted, if at all, by the error in question; (d) the substantial increase in Dr. Stein’s overall compensation as a result of the business transformation in the first month of fiscal 2008 further remains readily apparent in reviewing the total compensation amounts (which were correctly reported for all years); (e) the error involved only one of many entries relating to Dr. Stein’s compensation and equity awards that were stated correctly, including Dr. Stein’s total fiscal 2007 compensation and all components and totals for Dr. Stein’s fiscal 2008 and 2009 compensation; and (f) the error did not involve the Company’s three most highly compensated officers in fiscal 2009, its CEO, COO and CFO. Therefore, given the total mix of information available to the investors in the applicable Proxy Statements for both Dr. Stein and all of the Company’s named executive officers, the Company does not believe that the over-statement of the value of Dr. Stein’s reported stock awards for fiscal 2007 in the Company’s 2009 and 2010 Proxy Statements was material to a reasonable investor’s understanding or analysis of the Company’s executive compensation, including the trends, components and totals thereof. Furthermore, the Company does not believe that this analysis is affected by any of the other minor errors referenced above, either individually or collectively, as these other errors are simply too small, individually and collectively, to have any effect on an investor’s analysis.

The Staff, in its letter of January 14, 2011, has further asked that we expand our analysis to explain how we believe that our current disclosure permits investors to determine the nature of the errors discussed above. The Company acknowledges that if it does not provide corrective disclosure, an investor could not possibly have the information necessary to determine the nature of the errors. However, as mentioned above, we believe that the errors, when viewed both individually and collectively, are not material and that disclosure thereof would not materially enhance an investors ability to analyze the Company’s compensation, including trends among compensation components and totals, and therefore no additional disclosure is required.

On January 20, 2011, the Company filed its 2011 Proxy Statement for its upcoming Annual Meeting of Stockholders. The Company believes that the 2011 Proxy Statement contains a Summary Compensation Table that is accurate, and the 2011 Proxy Statement otherwise

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 28, 2011

contains a wealth of compensation information that provides the Company’s investors with current disclosure that permits them to review and analyze the current trends, components and totals of the Company’s executive compensation. As referenced in the Prior Responses, none of the errors in the Company’s prior Proxy Statements relate to any of the information required to be reported in the 2011 Proxy Statement. Fiscal 2007 compensation is not reported in the 2011 Proxy Statement, Mr. Stein is no longer a named executive officer, and neither Mr. Doran nor Mr. Sullivan remain employed by the Company. Therefore, the 2011 Proxy Statement did not provide the Company with an opportunity to correct its prior errors. In fact, the Company believes that disclosure of the prior errors at this time could be confusing to investors, as the information is no longer relevant to a current analysis of the Company’s compensation policies and practices. In addition, certain information, such as the value of stock options, is being reported differently in the 2011 Proxy Statement than in the prior years’ Proxy Statements, reflecting changes in the Commission’s rules that first became effective for the Company’s 2011 Proxy Statement.

Notwithstanding the Company’s determination that it made no material errors, individually or collectively, or has any obligation to correct the errors made, the Company is willing to provide corrective disclosure relating to any of the matters discussed in this letter or the Prior Responses if required or desired by the Staff.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (781) 999-7373 if you have any further questions or comments. Please note that my fax number is (781) 280-0669.

Very Truly Yours,

HOLOGIC, INC.

/s/ Glenn P. Muir
Glenn P. Muir
Executive Vice President, Finance and Administration, and Chief Financial Officer